UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Seadrill Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G7998G106
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☒ Rule 13d-1(b)
    ☐ Rule 13d-1(c)
    ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7998G106	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
King Street Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,657,192

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,657,192

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,657,192

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.66% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based upon 100,000,000 Common Shares reported to be outstanding as of September 30, 2018, as disclosed in the Issuer’s Prospectus Supplement No. 1 filed pursuant to Rule 424(b)(3) by the Issuer with the Securities and Exchange Commission (“SEC”) on November 27, 2018.

CUSIP No. G7998G106	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
King Street Capital Management GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,657,192

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,657,192

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,657,192

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.66% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
Based upon 100,000,000 Common Shares reported to be outstanding as of September 30, 2018, as disclosed in the Issuer’s Prospectus Supplement No. 1 filed pursuant to Rule 424(b)(3) by the Issuer with the SEC on November 27, 2018.

CUSIP No. G7998G106	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
O. Francis Biondi, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,657,192

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,657,192

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,657,192

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.66% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
Based upon 100,000,000 Common Shares reported to be outstanding as of September 30, 2018, as disclosed in the Issuer’s Prospectus Supplement No. 1 filed pursuant to Rule 424(b)(3) by the Issuer with the SEC on November 27, 2018.

CUSIP No. G7998G106	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brian J. Higgins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,657,192

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,657,192

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,657,192

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.66% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
Based upon 100,000,000 Common Shares reported to be outstanding as of September 30, 2018, as disclosed in the Issuer’s Prospectus Supplement No. 1 filed pursuant to Rule 424(b)(3) by the Issuer with the SEC on November 27, 2018.

Item 1(a).	Name of Issuer:

Seadrill Limited (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by King Street Capital Management, L.P. (“KSCM”), King Street Capital Management GP, L.L.C. (“KSCM GP”), O. Francis Biondi, Jr. and Brian J. Higgins. KSCM, KSCM GP and Messrs. Biondi and Higgins are collectively referred to herein as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is:

299 Park AVenue, 40th Floor
New York, New York 10171

Item 2(c).	Citizenship:

KSCM is a limited partnership organized under the laws of the State of Delaware, U.S.A. KSCM GP is a limited liability company organized under the laws of the State of Delaware, U.S.A. Messrs. Biondi and Higgins are both United States citizens.

Item 2(d).	Title of Class of Securities:

Common Shares, par value $0.01 per share (“Common Shares”).

Item 2(e).	CUSIP Number:

G7998G106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

KSCM. KSCM is a registered investment advisor. As of December 31, 2019, KSCM may be deemed to have beneficially owned, and to share voting and dispositive power over, a total of 6,657,192 Common Shares, representing 6.66% of the total outstanding Common Shares.

KSCM GP. KSCM GP is the sole general partner of KSCM. By virtue of its relationship with KSCM, as of December 31, 2019, KSCM GP may be deemed to have beneficially owned, and to share voting and dispositive power over, the 6,657,192 Common Shares that may be deemed to have been beneficially owned by KSCM as of December 31, 2019.

O. Francis Biondi, Jr. Mr. Biondi is a managing member of KSCM GP. By virtue of his relationship with KSCM GP, as of December 31, 2019, Mr. Biondi may be deemed to have beneficially owned, and to share voting and dispositive power over, the 6,657,192 Common Shares that may be deemed to have been beneficially owned by KSCM as of December 31, 2019.

Brian J. Higgins. Mr. Higgins is a managing member of KSCM GP. By virtue of his relationship with KSCM GP, as of December 31, 2019, Mr. Biondi may be deemed to have beneficially owned, and to share voting and dispositive power over, the 6,657,192 Common Shares that may be deemed to have been beneficially owned by KSCM as of December 31, 2019.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of KSCM, KSCM GP, Mr. Biondi and Mr. Higgins that it or he is the beneficial owner of any of the Common Shares reported under this Schedule 13G, either for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

The share numbers referenced above are as of December 31, 2019. The percentages of the outstanding Common Shares referenced above were calculated based on 100,000,000 Common Shares reported to be outstanding as of September 30, 2018, as disclosed in the Issuer’s Prospectus Supplement No. 1 filed pursuant to Rule 424(b)(3) by the Issuer with the Securities and Exchange Commission on November 27, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

KSCM, a registered investment advisor, is the investment manager of various fund entities. As investment manager, KSCM has sole voting and dispositive power over the Common Shares reported hereunder. KSCM GP is the sole general partner of KSCM and Messrs. Biondi and Higgins are the managing members of KSCM GP.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 13, 2020
KING STREET CAPITAL MANAGEMENT, L.P.

By:	King Street Capital Management GP, L.L.C.
Its:	General Partner

By:	/s/ Brian J. Higgins
Name:	Brian J. Higgins
Title:	Managing Member

KING STREET CAPITAL MANAGEMENT GP, L.L.C.

By:	/s/ Brian J. Higgins
Name:	Brian J. Higgins
Title:	Managing Member

/s/ O. Francis Biondi, Jr.
O. FRANCIS BIONDI, JR.

/s/ Brian J. Higgins
BRIAN J. HIGGINS

EXHIBIT A

The undersigned King Street Capital Management, L.P., King Street Capital Management GP, L.L.C., O. Francis Biondi, Jr. and Brian J. Higgins hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 13, 2020
KING STREET CAPITAL MANAGEMENT, L.P.

By:	King Street Capital Management GP, L.L.C.
Its:	General Partner

By:	/s/ Brian J. Higgins
Name:	Brian J. Higgins
Title:	Managing Member

KING STREET CAPITAL MANAGEMENT GP, L.L.C.

By:	/s/ Brian J. Higgins
Name:	Brian J. Higgins
Title:	Managing Member

/s/ O. Francis Biondi, Jr.
O. FRANCIS BIONDI, JR.

/s/ Brian J. Higgins
BRIAN J. HIGGINS